EXHIBIT 17.4

[EMAIL]

My oversight my resignation is as a director of Image Sports and Entertainment as I was terminated on Oct.19th 2004 as an officer of Sports, Holdings and Image.

[LETTER OF RESIGNATION]

February 8, 2005

To: The Boards of Directors of Image Innovations Holdings Inc. ("Holdings") and Image Sports and Entertainment Inc. ("Image"); (together the "Companies").

I herby give notice that I am, effective immediately, resigning my positions as a director of Image Sports and Entertainment Inc.

My resignation is caused by my concern with the corporate governance of Holdings, and its business ethics, as they relate to my termination as the President and CEO of the Companies, and related issues.

I am saddened at having to tender my resignation, especially under the circumstances that have transpired.


Alain Kardos